

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

January 9, 2007

Peter Khean
Magnum Equities Group Inc.
#610-1112 West Pender Street
Vancouver, British Columbia
Canada, V6E 2S1

> **Re:** **China Energy Corporation**
> **Amendment No. 4 to Registration Statement on Form SB-2**
> **Filed December 22, 2006**
> **File No. 333-128608**

Dear Mr. Khean:

We have reviewed your filing and have the following comments.

General

1. Please obtain and include in your filing a consent from your independent accountant to the use of his audit report.

Directors, Executive Officers, Promoters and Control Persons, page 24

2. We note your response to prior comment 6. Please disclose any remuneration that Peter Khean has received or will receive in connection with his role in preparing the registration statement or any other services he currently performs for the registrant.

Report of Registered Independent Public Accounting Firm, page F1

3. Please make arrangements with your independent accountant to have him revise the audit report to also address the restatement of the financial statements for the year ended November 30, 2005.

As appropriate, please amend your registration statement in response to these comments. You may contact Jeff Gordon at (202) 551-3866 or in his absence, Scott Watkinson at (202) 551-3741 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Legal Branch Chief